Exhibit 3.4

CERTIFICATE OF CORRECTION OF
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
BROADVISION, INC.

It is hereby certified that:

1.       The name of the corporation (hereinafter called the “corporation”) is BroadVision, Inc.

2.       The Certificate of Amendment of Amended and Restated Certificate of Incorporation of the corporation, which was filed by the Secretary of State of Delaware on July 25, 2002 is hereby corrected.

3.       Article IV, Section A of said Certificate of Amendment of Amended and Restated Certificate of Incorporation inaccurately set forth that:

“A.          The total number of shares of all classes of stock which the corporation has the authority to issue is Two Hundred Twenty-Three Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Five (223,333,335) shares, consisting of two classes:  Two Hundred Twenty-Two Million Two Hundred Twenty-Two Thousand Two Hundred Twenty-Three (222,222,223) shares of Common Stock, $0.0001 par value per share, and One Million One Hundred Eleven Thousand One Hundred Twelve (1,111,112) shares of Preferred Stock, $0.0001 par value per share.  Effective as of 8:00 p.m. Eastern time on July 29, 2002, every nine (9) shares of Common Stock outstanding shall be combined into one (1) share of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share.”

4.       Article IV, Section A of said Certificate of Amendment of Amended and Restated Certificate of Incorporation, as corrected, reads in its entirety as follows:

“A.          The total number of shares of all classes of stock which the corporation has the authority to issue is Two Billion Ten Million (2,010,000,000) shares, consisting of two classes:  Two Billion (2,000,000,000) shares of Common

Stock, $0.0001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.0001 par value per share.  Effective as of 8:00 p.m. Eastern time on July 29, 2002, every nine (9) shares of Common Stock outstanding shall be combined into one (1) share of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share.”

In Witness Whereof, BroadVision, Inc. has caused this Certificate of Correction of Certificate of Amendment of Amended and Restated Certificate of Incorporation to be signed by its President and attested to by its Secretary this 31st day of July, 2003.

BroadVision, Inc.

	By:	/s/ PEHONG CHEN
Pehong Chen, President

Attest:

/s/ WILLIAM E. MEYER
William E. Meyer, Secretary